Exhibit 23-a

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of AT&T Inc. (AT&T) for the registration of senior debt securities, subordinated debt securities, preferred stock, depositary shares and common stock and to the incorporation by reference therein of our reports dated February 12, 2025, with respect to the consolidated financial statements of AT&T, and the effectiveness of internal control over financial reporting of AT&T, included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

February 28, 2025